UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                     SCHEDULE 13D/A
                     (Rule 13d-101)

         Under the Securities Exchange Act of 1934
                   (Amendment No. 13)*

                  SOUTHERN UNION COMPANY
                     (Name of Issuer)

         COMMON STOCK, $1.00 PAR VALUE PER SHARE
             (Title of Class of Securities)

                         84402810
                      (CUSIP Number)

                   STEPHEN A. BOUCHARD
                   FLEISCHMAN AND WALSH
         1400 SIXTEENTH STREET, N.W., SUITE 600
                 WASHINGTON, D.C.  20036
                      (202) 939-7911
       (Name, Address and Telephone No. of Person
    Authorized to Receive Notices and Communications)

                    (NOT APPLICABLE)
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [  ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      GEORGE L. LINDEMANN

2.  Check the Appropriate Box If A Member Of A Group*     (a)
                                                          (b)  X

3.  SEC Use Only

4.  Source of Funds*

      PF, AF

5.  Check Box If Disclosure Of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(E).

6.  Citizenship Or Place Of Organization

      U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    7.  Sole Voting Power

          1,241,914

    8.  Shared Voting Power

              -0-

    9.  Sole Dispositive Power

          1,241,914

    10. Shared Dispositive Power

              -0-

11. Aggregate Amount Beneficially Owned By Each Reporting Person

      1,241,914

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*   X

13. Percent Of Class Represented By Amount In Row (11)

      7.2%

14. Type Of Reporting Person*

      IN

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      DR. F. B. LINDEMANN

2.  Check the Appropriate Box If A Member Of A Group*     (a)
                                                          (b)  X

3.  SEC Use Only

4.  Source of Funds*

      PF, AF

5.  Check Box If Disclosure Of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(E).

6.  Citizenship Or Place Or Organization

      U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    7.  Sole Voting Power

          1,327,705

    8.  Shared Voting Power

              -0-

    9.  Sole Dispositive Power

          1,327,705

    10. Shared Dispositive Power

              -0-

11. Aggregate Amount Beneficially Owned By Each Reporting Person

      1,327,705

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*   X

13. Percent Of Class Represented By Amount In Row (11)

      7.8%

14. Type Of Reporting Person*

      IN

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      GEORGE LINDEMANN, JR.

2.  Check the Appropriate Box If A Member Of A Group*     (a)
                                                          (b)  X

3.  SEC Use Only

4.  Source of Funds*

      PF, AF

5.  Check Box If Disclosure Of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(E).

6.  Citizenship Or Place Or Organization

      U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    7.  Sole Voting Power

          1,498,713

    8.  Shared Voting Power

              -0-

    9.  Sole Dispositive Power

          1,498,713

    10. Shared Dispositive Power

              -0-

11. Aggregate Amount Beneficially Owned By Each Reporting Person

      1,498,713

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*   X

13. Percent Of Class Represented By Amount In Row (11)

      8.8%

14. Type Of Reporting Person*

      IN

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      ADAM M. LINDEMANN

2.  Check the Appropriate Box If A Member Of A Group*     (a)
                                                          (b)  X

3.  SEC Use Only

4.  Source of Funds*

      PF, AF

5.  Check Box If Disclosure Of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(E).

6.  Citizenship Or Place Or Organization

      U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    7.  Sole Voting Power

          1,498,713

    8.  Shared Voting Power

              -0-

    9.  Sole Dispositive Power

          1,498,713

    10. Shared Dispositive Power

              -0-

11. Aggregate Amount Beneficially Owned By Each Reporting Person

      1,498,713

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*  X

13. Percent Of Class Represented By Amount In Row (11)

      8.8%

14. Type Of Reporting Person*

      IN

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      SLOAN N. LINDEMANN

2.  Check the Appropriate Box If A Member Of A Group*     (a)
                                                          (b)  X

3.  SEC Use Only

4.  Source of Funds*

      PF, AF

5.  Check Box If Disclosure Of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(E).

6.  Citizenship Or Place Or Organization

      U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

    7.  Sole Voting Power

          1,498,713

    8.  Shared Voting Power

              -0-

    9.  Sole Dispositive Power

          1,498,713

    10. Shared Dispositive Power

              -0-

11. Aggregate Amount Beneficially Owned By Each Reporting Person

      1,498,713

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*   X

13. Percent Of Class Represented By Amount In Row (11)

      8.8%

14. Type Of Reporting Person*

      IN

    The statement on Schedule 13D filed on December 26, 1991 and amended on January 24, 1992, February 20, 1992, March 6, 1992, May 8, 1992, May 19, 1992, June 29, 1992, July 8, 1992,
September 23, 1992, October 25, 1993, January 11, 1994, March 24, 1994 and November 4, 1994 (this "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of Southern Union Company, a Delaware corporation (the "Issuer"), by George L. Lindemann, Dr. F.B. Lindemann, Adam M. Lindemann, George Lindemann, Jr., and Sloan N. Lindemann (each a "Reporting Person" and, together, the "Reporting Persons") is hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

Parts (b) and (c) of Item 2 are amended to read in their entirety as follows:

(b)-(c)  Adam M. Lindemann is a Director of the Issuer.
         Mr. Lindemann's business address is c/o Lindemann
         Capital Partners, L.P., 767 Fifth Avenue, 50th Floor,
         New York, New York  10153.

         Dr. F.B. Lindemann is the wife of George L. Lindemann.
         Dr. Lindemann's principal address is 2855 Hurlingham
         Drive, West Palm Beach, Florida  33414.

         George L. Lindemann is Chairman of the Board, Chief
         Executive Officer and a Director of the Issuer.
         Mr. Lindemann's principal address is 2855 Hurlingham
         Drive, West Palm Beach, Florida  33414.

         George Lindemann, Jr.'s principal address is 11950
         Maidstone Drive, Wellington, Florida  33414.

         Sloan N. Lindemann's principal address is 550 Park
         Avenue, Apartment #15E, New York, New York  10021.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 is amended and supplemented by adding the following at the end thereof:

    The Reporting Persons used personal funds to acquire, in the aggregate, an additional 146,860 shares of Common Stock since
November 4, 1994 (the date of the filing of Amendment No. 12 to this Schedule 13D).

    Approximately 1,713 shares and 2,103 shares held by George L. Lindemann were purchased pursuant to his participation in the Southern Union Supplemental Deferred Compensation Plan and the Southern Union Savings (401(k)) Plan, respectively. Such shares, including employer matching contributions, were purchased by the respective trustees for such plans at market prices.

    The remaining shares were acquired as a result of: a four-for-three stock split distributed in the form of a 33-1/3% stock dividend on March 11, 1996; and a 5% stock dividend distributed on each of November 27, 1995 and December 10, 1996.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is amended in its entirety to read as follows:

(a) George L. Lindemann and Dr. F.B. Lindemann, husband and wife, beneficially own in the aggregate 2,569,619 shares or 14.9% of the outstanding shares of Common Stock. The 2,569,619 shares beneficially owned by George L. Lindemann and Dr. F.B. Lindemann include: 137,407 shares that George L. Lindemann is entitled to purchase upon the exercise of stock options granted to him; approximately 1,713 shares held through the Southern Union Supplemental Deferred Compensation Plan; and approximately 2,103 shares held by the Southern Union Savings (401(k)) Plan.

     Each of Adam M. Lindemann, George Lindemann, Jr., and
     Sloan N. Lindemann beneficially owns 1,498,713 shares of Common Stock.

     Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by any of the other
     Reporting Persons.

(b)  Adam M. Lindemann has:

     (i) Sole power to vote or direct the vote of 1,498,713 shares of Common Stock.

    (ii) Shared power to vote or direct the vote of 0 shares of Common Stock.

   (iii) Sole power to dispose or direct the disposition of 1,498,713 shares of Common Stock.

    (iv) Shared power to dispose or direct the disposition of 0 shares of Common Stock.

     Dr. F.B. Lindemann has:

     (i) Sole power to vote or direct the vote of 1,327,705 shares of Common Stock.

    (ii) Shared power to vote or direct the vote of 0 shares of Common Stock.

   (iii) Sole power to dispose or direct the disposition of 1,327,705 shares of Common Stock.

    (iv) Shared power to dispose or direct the disposition of 0 shares of Common Stock.

     George L. Lindemann has:

     (i) Sole power to vote or direct the vote of 1,241,914 shares of Common Stock (includes 137,407 shares underlying options; see paragraph (a) under Item (5) above).

    (ii) Shared power to vote or direct the vote of 0 shares of Common Stock.

   (iii) Sole power to dispose or direct the disposition of 1,241,914 shares of Common Stock (includes 137,407 shares underlying options; see paragraph (a) under Item
          (5) above and Item 6 below).

    (iv) Shared power to dispose or direct the disposition of 0 shares of Common Stock.

     George Lindemann, Jr. has:

     (i) Sole power to vote or direct the vote of 1,498,713 shares of Common Stock.

    (ii) Shared power to vote or direct the vote of 0 shares of Common Stock.

   (iii) Sole power to dispose or direct the disposition of 1,498,713 shares of Common Stock.

    (iv) Shared power to dispose or direct the disposition of 0 shares of Common Stock.

     Sloan N. Lindemann has:

     (i) Sole power to vote or direct the vote of 1,498,713 shares of Common Stock.

    (ii) Shared power to vote or direct the vote of 0 shares of Common Stock.

   (iii) Sole power to dispose or direct the disposition of 1,498,713 shares of Common Stock.

    (iv) Shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)  The following are all of the purchases made by the Reporting
     Persons during the past 60 days all of which represent open market purchases, net of brokerage commissions.

                                    NUMBER
  REPORTING PERSON      DATE       OF SHARES      PRICE PER SHARE

Dr. F.B. Lindemann    01/09/97         300            $22-1/2
                      01/09/97         400            $22-3/4
                      01/10/97         400            $22-1/2
                      01/29/97      11,000            $22-1/2
                      01/30/97       4,000            $22-1/2
                      01/30/97         100            $22-3/8
                      01/31/97         420            $22-1/2
                      01/31/97       1,180            $22-3/8
                      02/05/97         400            $22-1/2

George L. Lindemann   01/09/97         300            $22-1/2
                      01/09/97         400            $22-3/4
                      01/10/97         400            $22-1/2
                      01/29/97      11,000            $22-1/2
                      01/30/97       4,000            $22-1/2
                      01/30/97         100            $22-3/8
                      01/31/97         420            $22-1/2
                      01/31/97       1,180            $22-3/8
                      02/05/97         400            $22-1/2

George Lindemann, Jr. 01/09/97         300            $22-1/2
                      01/09/97         400            $22-3/4
                      01/10/97         400            $22-1/2
                      01/29/97      11,000            $22-1/2
                      01/30/97       4,000            $22-1/2
                      01/30/97         100            $22-3/8
                      01/31/97         420            $22-1/2
                      01/31/97       1,180            $22-3/8
                      02/05/97         400            $22-1/2

Adam M. Lindemann     01/09/97         300            $22-1/2
                      01/09/97         400            $22-3/4
                      01/10/97         400            $22-1/2
                      01/29/97      11,000            $22-1/2
                      01/30/97       4,000            $22-1/2
                      01/30/97         100            $22-3/8
                      01/31/97         420            $22-1/2
                      01/31/97       1,180            $22-3/8
                      02/05/97         400            $22-1/2

Sloan N. Lindemann    01/09/97         300            $22-1/2
                      01/09/97         400            $22-3/4
                      01/10/97         400            $22-1/2
                      01/29/97      11,000            $22-1/2
                      01/30/97       4,000            $22-1/2
                      01/30/97         100            $22-3/8
                      01/31/97         420            $22-1/2
                      01/31/97       1,180            $22-3/8
                      02/05/97         400            $22-1/2

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended in its entirety to read as follows:

Each of the Reporting Persons has entered into a Promissory Note and Security Agreement dated as of December 31, 1993 with Activated granting Activated a security interest in all shares owned by the Reporting Persons.

    George L. Lindemann was previously granted employee stock options with respect to 230,938 shares of Common Stock, of which options with respect to 137,407 shares of Common Stock are currently, or within 60 days of the date of this report will be, exercisable.
Of the remaining 93,531 options: (1) options for 11,577 shares
(at an exercise price of $6.90 per share) become exercisable on October 6, 1997, (2) options for 23,153 shares (at an exercise price of $11.99 per share) become exercisable in three equal installments on each of April 4, 1998 and 1999, (3) options for 34,675 shares (at an exercise price of $14.93 per share) become exercisable in four equal installments on each of November 9, 1997, 1998, 1999 and 2000 and (4) options for 24,126 shares (at an exercise price of $16.42 per share) become exercisable in four equal installments on each of November 9, 1997, 1998, 1999 and 2000. The Issuer has the right to make a cash payment in lieu of issuing shares of Common Stock upon the exercise of these options. George L. Lindemann also participates in the Southern
Union Deferred Compensation Plan and the Southern Union Savings (401(k)) Plan. Pursuant to such plans, George L. Lindemann is eligible to purchase shares of Common Stock with employee contributions and receive shares of Common Stock as employer matching contributions. (See paragraph (a) under Item 5, above.)


                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 6, 1997            George L. Lindemann
                                   Dr. F.B. Lindemann
                                   Adam M. Lindemann
                                   George Lindemann, Jr.
                                   Sloan N. Lindemann


                                   By: STEPHEN A. BOUCHARD
                                       Stephen A. Bouchard
                                       Attorney-In-Fact